                            [CLIENTLOGIC LETTERHEAD]



August 23, 2000

Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attention: Nicole Maddrey

Re:  CLIENTLOGIC CORPORATION
     REGISTRATION STATEMENT ON FORM S-1 (NO. 333-95951)

Ladies and Gentlemen:

          Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, ClientLogic Corporation, a Delaware corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement (No. 333-95951) (the "Registration Statement"). The Company has postponed indefinitely its plans to complete an initial public offering of its common stock, par value $0.01 per share, the registration of which is contemplated by the Registration Statement.

          The board of directors of the Company believes that it is in the best interest of the Company and consistent with public interest to withdraw the above-referenced Registration Statement, and respectfully requests that the Commission consent to such withdrawal.

                                             Very truly yours,

                                             CLIENTLOGIC CORPORATION

                                             /s/ GENE S. MORPHIS

                                             Gene S. Morphis
                                             Chief Financial Officer

cc: Steven M. Kawalick
    Mary R. Korby
    Marc S. Rosenberg